                                   500 SHARES

                                     [LOGO]

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                                  COMMON STOCK

                                ---------------

  PROFESSIONAL VETERINARY PRODUCTS, LTD. IS OFFERING 500 SHARES OF ITS COMMON
                                     STOCK.

                             ---------------------

                 INVESTING IN THE COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             ---------------------

                              PRICE $3,000 A SHARE
                               ------------------

                                                                                         PRICE TO
                                                                                         QUALIFIED    PROCEEDS TO
                                                                                       SHAREHOLDERS*    COMPANY
                                                                                       -------------  ------------
Per Share............................................................................   $     3,000   $      3,000
Total................................................................................   $ 1,500,000   $  1,500,000

------------------------

* Ownership of common stock is limited to licensed, practicing veterinarians (or businesses comprised of veterinarians). Each veterinarian shareholder is limited to ownership of one share of stock. There is no trading market for the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

October 19, 1999

                               TABLE OF CONTENTS

                                                  PAGE
                                                ---------
Prospectus Summary............................          3
Risk Factors..................................          5
Forward-Looking Statements....................          7
Use of Proceeds...............................          7
Dividend Policy...............................          7
Capitalization................................          8
Dilution......................................          8
Selected Financial Data.......................          9
Management's Discussion and Analysis of
  Financial Condition and
  Results of Operations.......................         10
Business......................................         13

                                                  PAGE
                                                ---------
Management....................................         17
Principal Shareholders........................         21
Description of Common Stock...................         21
Shares are not Eligible for Future Sale.......         23
Subscription to Company Stock.................         23
Legal Matters.................................         23
Experts.......................................         24
Additional Information........................         24
Index to Financial Statements.................        F-1
Exhibit A1 (Instruction to Subscribers).......       A1-1
Exhibit A2 (Purchaser Questionnaire)..........       A2-1
Exhibit A3 (Subscription Agreement)...........       A3-1

                               PROSPECTUS SUMMARY

    Professional Veterinary Products, Ltd. was organized as a Missouri corporation on August 2, 1982 with the sole purpose of acting as a wholesale buyer of pharmaceuticals, vaccines, supplies, equipment and other items related to the practice of veterinary medicine so that it might sell such items at a reduced cost to its shareholders.

    Ownership of stock in our Company is limited to licensed, practicing veterinarians (or businesses comprised of veterinarians such as a partnership or corporation). Each veterinarian shareholder is limited to ownership of one share of stock, which is purchased at the fixed price of $3,000. The share of stock may not be sold or transferred, except back to the Company at the same $3,000 price.

    Our business purpose has been to provide services and products to our veterinarian shareholders at competitive prices to assist them in being more competitive within their practice areas. As part of these cooperative efforts, we annually provide rebates to our shareholders based on their purchases of goods from the Company. Our shareholders place product orders with our offices in Omaha, Nebraska, which are filled from our warehouse facilities in Omaha and then promptly shipped to our customers. As a wholesaler, we acquire our products from original manufacturers of the products.

    We do not manufacture, relabel, or in any other manner alter packaged goods or products. We sell and distribute nearly 18,000 different items designed to meet nearly every veterinary practitioner's product needs. Both our shareholders' business and our business continues to change. Continual integration of the large food animal producers has changed the method of distribution of animal health products. We are experiencing increasing interest by companion animal veterinarians which has led to more shareholders in the metropolitan areas.

    We have never paid dividends on our stock, and we do not anticipate paying any dividends in the near future. We will use the funds from our sale of shares for working capital. There is no market for our shares.

    Our Board of Directors is comprised of eight veterinarian shareholders who are elected on staggered terms from eight geographic districts. Our Chief Executive Officer, Dr. Lionel L. Reilly, is also our President and answers directly to the Board of Directors. Dr. Reilly is not a shareholder of the Company.

    In 1996 the Company obtained a no-action letter from the Securities and Exchange Commission (SEC) permitting the sale of our shares without registration based on a number of factual representations concerning our company and common stock. In obtaining this SEC no-action letter, we confirmed that we would not deviate from our previous practice of selling our products primarily to shareholders, limiting any economic benefit received from sales to non-shareholders. While our efforts have continued to be focused on providing to our shareholders products at the lowest possible cost to them, we have determined that it will be beneficial to our shareholders to sell products not only to them, but also to non-shareholders. It is principally this change--the desired expansion of sales of products to non-shareholders which we believe will enhance the benefit of owning our shares--that requires SEC registration. However, even after this change, our shares will continue to have the following unique characteristics:

    - Our shares will continue to be sold for a fixed price of $3,000 per share.

    - Our shares will continue to be redeemed for a fixed price of $3,000 per share. Shareholders may only sell their shares back to the Company. They cannot sell shares to other persons or entities.

    - Only one class of stock will continue to be issued, and each shareholder is limited to ownership of one share of stock.

    - Shares will continue to be issued only to licensed individual veterinarians/veterinary clinics.

                                  THE OFFERING

Common Stock Offered                500 shares

Common Stock to be outstanding
  after the offering                1,688 shares, based on 1,188 shares outstanding as of
                                    July 31, 1999.

Price per Share                     $3,000 per share, which is fixed in our Articles of
                                    Incorporation

Use of Proceeds                     For working capital and general corporate purposes. See
                                    "Use of Proceeds."

Dividend Policy                     We do not anticipate paying cash dividends in the
                                    foreseeable future. See "Dividend Policy."

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS.

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS. THESE STATEMENTS RELATE TO FUTURE EVENTS OR FUTURE FINANCIAL PERFORMANCE. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "COULD," "EXPECTS," "PLANS," "ANTICIPATES," "BELIEVES," "ESTIMATES," "PREDICTS," "POTENTIAL," OR "CONTINUE" OR THE NEGATIVE OF SUCH TERMS AND OTHER COMPARABLE TERMINOLOGY. THESE STATEMENTS ARE ONLY PREDICTIONS. IN EVALUATING THESE STATEMENTS, YOU SHOULD SPECIFICALLY CONSIDER VARIOUS FACTORS, INCLUDING THE RISKS OUTLINED BELOW. THESE FACTORS MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FORWARD-LOOKING STATEMENT.

FAILURE TO MANAGE GROWTH COULD IMPAIR OUR BUSINESS

    Our business has grown rapidly. Our sales increased from $62.6 million in fiscal 1995 to $118.7 million in 1999. During that same period we have significantly expanded our operations in the United States. Our number of employees increased by approximately 44 individuals during this period.

    It is difficult to manage this rapid growth, and our future success depends on our ability to implement and/or maintain:

    - Sales and marketing programs

    - Customer support programs

    - Operational and financial control systems

    - Recruitment and training of new personnel

    - Technological support which equals or exceeds our competitors

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand the training of our work force.

LOSS OF KEY PERSONNEL COULD HURT OUR BUSINESS

    Our future success depends to a significant extent on the skills, experience and efforts of company President and Chief Executive Officer Dr. Lionel Reilly and key members of his staff. The loss of any or all of these individuals could damage our business. The Company has purchased two $250,000 life insurance policies on the life of Dr. Reilly. The Company is the beneficiary of one of the policies. The other policy is a split dollar policy and the estate of Dr. Reilly is the ultimate beneficiary.

    In addition, our products and services are specialized in nature. In general only highly qualified and trained individuals have the necessary skills to market our products and provide our services. We face intense competition for the hiring of these professionals. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would damage our business. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time.

THERE IS NO MARKET FOR OUR STOCK AND THE VALUE OF THE STOCK WILL NOT INCREASE

    There has been no market for our common stock prior to this offering, and there will be no market after this offering. Sales are limited to licensed veterinarians/veterinary practices--our common stock will not be sold to anyone else. The price of each share is fixed at $3,000, as provided in our Articles of Incorporation. A share will not increase in value. If a shareholder wishes to redeem his/her share, the shareholder must sell it to the Company and will receive only $3,000. Shares may not be transferred or sold by a shareholder to anyone other than the Company.

IT IS UNLIKELY WE WILL PAY DIVIDENDS

    Some investors favor companies that pay dividends, particularly in market downturns. We have never declared or paid any cash dividends on our common stock, and, in fact, our Articles of Incorporation and Bylaws have in the past prohibited the payment of dividends. While the amendments to our Articles of Incorporation and Bylaws approved by the Company shareholders at the Company's 1999 annual meeting do allow the payment of dividends, we currently intend to retain any future earnings for funding growth of our business and therefore we do not currently anticipate paying cash dividends on our common stock in the foreseeable future.

WE RELY ON STRATEGIC RELATIONSHIPS TO GENERATE REVENUE

    To be successful, we must establish and maintain strategic relationships with leaders in the manufacturing industry. This is critical to our success because we believe that these relationships will enable us to:

    - Extend the reach of our distribution and services to the various participants in the veterinary industry

    - Obtain specialized expertise

    - Generate revenue

    Entering into strategic relationships is complicated because some of our current and future partners may decide to compete with us. In addition, we may not be able to establish relationships with key participants in the veterinary distribution industry if we have established relationships with competitors of these key participants. Consequently, it is important that we are perceived as independent of any particular customer or partner.

    Most of our agreements with manufacturers run for one year. We may not be able to renew our existing agreements on favorable terms, or at all. If we lose the right to distribute products under such agreements, we may lose access to certain of our products and lose a competitive advantage. Potential competitors could sell products from manufacturers that we fail to continue with and erode our market share.

PERFORMANCE OR SECURITY PROBLEMS WITH OUR SYSTEMS COULD DAMAGE OUR BUSINESS

    Our customer satisfaction and our business could be harmed if we or our suppliers experience any system delays, failures or loss of data. We currently process all our customer transactions and data at our facilities in Omaha, Nebraska. Although we have safeguards for emergencies, the occurrence of a major catastrophic event or other system failure at our Omaha facility could interrupt data processing or result in the loss of stored data.

WE FACE SIGNIFICANT COMPETITION

    The market for veterinary distribution services is intensely competitive, rapidly evolving and subject to rapid technological change. Some of our competitors have comparable product lines, technical experience and financial resources. These organizations may be better known and have more customers than us. We may be unable to compete successfully against these organizations.

    Many of our competitors have distribution strategies that directly compete with us. We have many competitors including:

    - Walco International

    - Lextron

    - J. A. Webster, Inc.

    - The Butler Company

In addition, we expect that companies and others specializing in the veterinary products industry will offer competitive products. Some of our large manufacturers/suppliers may also compete with us through direct marketing and sales of their products.

CHANGES IN THE VETERINARY DISTRIBUTION INDUSTRY COULD ADVERSELY AFFECT OUR
  BUSINESS

    The veterinary distribution industry is subject to changing political, economic and regulatory influences. These factors affect our purchasing practices and operation of our business. Some of our competitors are consolidating to create integrated delivery systems with greater market presence. These competitors may try to use their market power to negotiate price reductions with the manufacturers. If we were forced to reduce our prices, our operating results would suffer. As the veterinary distribution industry consolidates, competition for customers will become more intense and the importance of acquiring each customer will become greater.

                           FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus including the above risk factors section, contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "project," and "continue" or similar words. You should read statements that contain these words carefully because they:

    - Discuss our future expectations

    - Contain projections of our future results of operations or of our financial condition

    - State other "forward-looking" information

    We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to predict accurately or over which we have no control. The risk factors listed above, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

    The net proceeds from the sale of shares of common stock, after estimated offering expenses, and assuming the sale of all shares, will be $1,376,583. We intend to use the proceeds from the sale of shares of common stock for the repayment of Company's obligations to the U.S. Bank National Association pursuant to a Promissory Note. The proceeds will be used only to pay down a portion of the Promissory Note. The Promissory Note is renewed annually on December 1st of each year, and the maximum amount which can be borrowed thereunder is six million dollars. The actual principal amount outstanding varies as the Company borrows and repays its obligations throughout the term of the loan. The interest rate on the Promissory Note is a variable rate based on changes in the U.S. Bank N.A. Reference Rate. As of July 31, 1999, the interest rate was 7.75%.

                                DIVIDEND POLICY

    The Company shareholders approved Amended and Restated Articles of Incorporation and Bylaws at the Company's Annual Meeting held in August, 1999 to permit the Company to pay dividends. Any such payment of dividends would be solely in the discretion of the Board of Directors, and at this time, we do not anticipate that a dividend will be paid in the foreseeable future. We intend to retain future earnings, if any, to finance the expansion of our business.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of July 31, 1999 and as adjusted to reflect the sale of 500 shares of common stock we are offering and application of the estimated net proceeds from the offering. This table should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this prospectus.

                                                                                            AT JULY 31, 1999
                                                                                       ---------------------------
                                                                                          ACTUAL      AS ADJUSTED
                                                                                       ------------  -------------
Short-term debt (including current portion of long term debt)........................  $  4,413,238  $   4,413,238
                                                                                       ------------  -------------
Long-term debt (excluding current portion)...........................................  $          0  $           0

Stockholders' equity:
  Common stock, no par value per share
  Authorized 30,000 shares; 1,188 shares issued and outstanding; and         shares
    issued and outstanding adjusted..................................................  $  3,493,000  $   4,993,000
  Retained earnings..................................................................  $    960,224        960,224
                                                                                       ------------  -------------
  Total stockholders' equity.........................................................  $  4,453,224      5,953,224
                                                                                       ------------  -------------
  Total capitalization...............................................................  $  8,866,462  $  10,366,462
                                                                                       ------------  -------------

                                    DILUTION

    The price for a share of Company common stock is set in our Articles of Incorporation at $3,000 per share, or such lesser amount as determined by the Board of Directors in its discretion. Therefore, unless the Board of Directors lowers the future price of common stock, an event which we do not currently anticipate occurring, the price will remain at $3,000 per share and there will be no dilution of existing shareholders' interests. The book value per share as of July 31, 1999 was $3,748. This value was derived by dividing the $4,453,224 stockholders' equity as of July 31, 1999 by the 1,188 shares outstanding as of July 31, 1999. The book value per share does not correspond to the liquidation value per share. The price for a share of common stock may not be increased without an amendment to our Articles of Incorporation.

                            SELECTED FINANCIAL DATA

    The following table presents selected financial data for the Company for each of the years in the five-year period ended July 31, 1999. The historical selected financial data are derived from the Company's Financial Statements included elsewhere in this prospectus and should be read in conjunction with those financial statements and notes thereto. These financial statements have been audited by Marvin E. Jewell & Co., P.C. independent public accountants, whose report with respect thereto appears elsewhere in this prospectus.

                                                                  FISCAL YEARS
                                               --------------------------------------------------  ------------
              STATED IN DOLLARS                   1995         1996         1997         1998          1999
---------------------------------------------  -----------  -----------  -----------  -----------  ------------
STATEMENT OF DATA
Revenues.....................................  $63,536,749  $67,999,340  $80,938,835  $94,245,375  $122,253,200
Cost of goods sold...........................   59,038,665   62,103,482   73,701,533   85,261,574   111,875,873
Gross profit.................................    4,498,084    5,895,858    7,237,302    8,983,801    10,377,327
Operating, general and administrative
  expenses...................................    4,392,557    5,794,348    7,077,385    8,725,912    10,366,843
Operating income.............................      105,527      101,510      159,917      257,889        10,484
Other income.................................      101,890      120,787      125,256      161,205       486,355
Other expenses...............................     (105,631)    (148,291)    (208,407)    (244,111)      263,198
Income before income taxes...................      101,786       74,006       76,766      174,983       233,641
Income taxes.................................       39,132       28,469       30,736       73,440        92,907
                                               -----------  -----------  -----------  -----------  ------------
Net income...................................  $    62,654  $    45,537  $    46,030  $   101,543  $    140,734
                                               ===========  ===========  ===========  ===========  ============
Net income per share:
Basic earnings per share.....................  $     76.40  $     50.30  $     47.65  $     96.89  $     118.46
                                               ===========  ===========  ===========  ===========  ============
Basic common shares outstanding used in the
  calculation................................          820          906          966        1,048         1,188

SUPPLEMENTAL OPERATING DATA
Net cash provided by (used in) operating
  activities.................................  $  (409,507) $  (320,149) $  (647,441) $(2,115,978) $  1,863,413
Net cash provided by (used in) investing
  activities.................................   (1,172,433)    (610,821)    (194,181)    (442,604)   (1,033,443)
Net cash provided by (used in) financing
  activities.................................    1,624,817      745,938      721,767    1,317,233     1,372,564

                                                                   FISCAL YEARS
                                                --------------------------------------------------  -----------
              STATED IN DOLLARS                    1995         1996         1997         1998         1999
----------------------------------------------  -----------  -----------  -----------  -----------  -----------
BALANCE SHEET DATA
Working capital...............................  $ 2,119,581  $ 2,106,023  $ 2,456,944  $ 2,698,906  $ 1,052,710
Total Assets..................................   11,151,627   12,859,118   14,175,862   20,007,753   28,358,152
Total long-term obligations...................    1,422,320    1,364,594    1,301,609    1,225,089            0
**Total short-term borrowings.................       52,907      557,726    1,062,985    3,285,273    4,413,238
Shareholder equity............................    3,013,380    3,316,917    3,542,947    3,891,490    4,453,224

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN SUCH FORWARD-LOOKING STATEMENTS. THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OUR OPERATIONS SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    The Company was chartered on August 2, 1982 as a Missouri corporation. Since January 1, 1983 the Company has operated from various facilities in Omaha, Nebraska. The Company shareholders approved Amended and Restated Articles of Incorporation at the Company's Annual Meeting held in August, 1999 to permit the Company to become a Nebraska corporation. The Company surrendered its Missouri charter and became a Nebraska corporation on September 22, 1999. The Company's fiscal year begins on August 1 and concludes on July 31 of the following year.

    The Company is one of the largest distributors of animal health products to veterinarians who practice food animal medicine in the United States. The Company was founded in 1982 by veterinarians whose primary interests were "food animal" related. The changing trends of veterinary medicine has resulted in a gradual shift toward the sale of more "companion animal" products.

    The Company's sales have increased from $62.6 million in fiscal year 1995 to $118.7 million in fiscal year 1999, and we expect this trend of increases in sales to continue. We will continue our strategy of supporting the food animal veterinarian with a broad range of products and value-added services. However, sales in the food animal sector are subject to very low margins. In view of the increasing maturity of the food animal market the Company must continue to look for future growth in the companion animal sector.

    Historically companion animal product related transactions have enjoyed higher margins than sales of food animal products. However, as competition increases in the companion animal sector it is likely that margins will begin to erode. We believe there is likely to be consolidation of the many small privately owned veterinary clinics, which will result in an increasing number of larger veterinary practice business units. As a result, the larger veterinary practices will have increased purchasing leverage and will negotiate for lower product costs which will reduce margins at the distribution level and impact Company revenue and net income.

    There are two major types of transactions that affect the flow of products to the Company's customers. Traditional "buy/sell" transactions account for over eighty percent of the Company's business. In this type of transaction the customer places an order with the Company, which is then picked, packed, shipped, invoiced to the customer, followed by payment from the customer to the Company. There are several product lines where the Company provides all transactional activities described above, except that the manufacturer retains title to the product.

    A second transaction model used by the Company is termed the "agency agreement". Under this approach, the Company receives orders for products from its customer. The Company transmits the order to the manufacturer who than picks, packs, ships, invoices and collects payment from the customer. The Company receives a commission payment for soliciting the order as well as other customer service activities. The Company's operating expenses associated with this type of sale may be lower than the traditional buy/sell transaction. Agency selling allows the manufacturer and the Company to immediately react to market conditions. This arrangement allows the manufacturer to establish and standardize price of its products in the market. This current information often is used by the Company and the various manufacturers to develop data based marketing programs.

    The mode of selling products to veterinarians is dictated by the manufacturer. There has been a recent slight shift away from agency agreements returning to the traditional buy/sell transactional business model.

    Product returns from our customers and to our suppliers occur in the ordinary course of business. The Company extends to its customers the same return of goods policies as extended to the Company by the various manufacturers. The Company does not believe its operations will be adversely impacted due to the return of products.

RESULTS OF OPERATIONS

    The following discussion is based on the historical results of operations for fiscal 1997, 1998 and 1999.

FISCAL 1997 COMPARED TO FISCAL 1996

    Net sales for the fiscal year ending July 31, 1997 increased by 18.8% or $12.3 million for the year. Sales for the 1997 fiscal year totaled
$78.3 million compared to $66.0 million for the previous fiscal year. The growth was attributable to increased sales to existing veterinary shareholders and also the addition of new shareholders.

    During the year 60 veterinary practices became shareholders of the Company. On July 31, 1997 there were 966 shareholders of the Company.

    Gross profit increased by $1.3 million to $7.2 million compared to $5.9 million for the previous fiscal year. Gross profit as a percentage of total revenues was 9.0% in fiscal 1997 compared to 9.0% in fiscal 1996.

    Operating, general and administrative expenses increased by $1.3 million to $7.1 million in fiscal year 1997 compared to $5.8 million for the previous fiscal year. Such operating, general and administrative expenses as a percentage of total revenues fiscal 1997 were 8.7% vs. 8.8% in fiscal 1996.

FISCAL 1998 COMPARED WITH FISCAL 1997

    Net sales for the fiscal year ended July 31, 1998 increased by 15.7% or $12.3 million for the year. Sales for the 1998 fiscal year totaled
$90.6 million compared to $78.3 for the previous fiscal year. The growth was attributable to increased sales to existing veterinary shareholders and also the addition new shareholders. During the year 82 veterinary practices became shareholders of the Company. On July 31, 1998 there were 1,048 shareholders of the Company.

    Gross profit increased by $1.8 million to $9.0 million compared to $7.2 million for the previous fiscal year. Gross profit as a percentage of total revenues was 9.5% in fiscal 1998 compared to 9.0% in fiscal 1997.

    Operating, general and administrative expenses increased by $1.6 million to $8.7 million in fiscal year 1998 compared to $7.1 million for the previous fiscal year. Such operating, general and administrative expenses as a percentage of total revenues fiscal 1998 was 9.3% vs. 8.7% in fiscal 1997.

FISCAL 1999 COMPARED TO FISCAL 1998

    Net sales for the fiscal year ending July 31, 1999 increased by 31.0% or $28.1 million for the year. Sales totaled $118.7 million compared to $90.6 million for the previous fiscal year. The growth was attributable to increased sales to existing veterinary shareholders and also the addition of new shareholders. During this period 140 veterinary practices became shareholders of the Company. On July 31, 1999 there were 1,188 shareholders of the Company.

    Gross profit increased by $1.4 million to $10.4 million compared to $9.0 million for the previous fiscal year. Gross profit as a percentage of total revenues was 8.5% in fiscal 1999 compared to 9.5% in fiscal 1998.

    Operating, general and administrative expenses increased by $1.6 million to $10.3 million in fiscal 1999 compared to $8.7 million for the previous year. Such operating, general and administrative expenses as a percentage of total revenues fiscal 1999 was 8.5% vs. 9.3% in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

    Our capital requirements relate primarily to working capital and the expansion of our operations to accommodate sales growth. We maintain significant inventory levels to fulfill our operating commitment to our customers. Historically, we have financed our cash requirements primarily from short-term bank borrowings and cash from operations.

    Net cash used by operating activities of $320,149 in fiscal year ending
July 1996 was primarily attributable to increases of $140,367 in accounts receivable and $1,535,369 in inventories. These were partially offset by an increase of $934,492 in accounts payable. For the fiscal year ending July 1997, net cash used by operating activities of $647,441 was primarily attributable to increases of $525,777 in accounts receivable and $1,207,904 in inventories. These were partially offset by an increase of $492,484 in accounts payable. Net cash used by operating activities of $2,115,978 in fiscal year ending July 1998 was primarily attributable to increases of $1,493,853 in accounts receivable and $4,473,791 in inventories. These were partially offset by an increase of $2,594,480 in accounts payable. Net cash provided by operating activities of $1,863,413 in fiscal year ending July 1999 was primarily attributable to an increase of $6,631,793 in accounts receivable. It was partially offset by increases of $7,736,556 in accounts payable and $418,081 in inventories.

    Net cash used by investing activities of $610,821 in fiscal year ending July 1996 was primarily attributable to investments in property and equipment. Net cash used by investing activities of $194,181 in fiscal year ending July 1997 was primarily attributable to investments in property and equipment. In the fiscal year ending July 1998, net cash used by investing activities of $442,604 was primarily attributable to investments in property and equipment. Net cash provided by investing activities of $1,033,433 in fiscal year ending July 1999 was primarily attributable to investments in property and equipment.

    Net cash provided by financing activities of $745,938 in fiscal year ending July 1996 was primarily attributable to increases of $500,000 in loan proceeds and $298,845 from net proceeds from issuance of common stock. In the fiscal year ending July 1997, net cash provided by financing activities of $721,767 was primarily attributable to increases of $500,000 in loan proceeds and $279,493 from net proceeds from issuance of common stock. Net cash provided by financing activities of $1,317,233 in fiscal year ending July 1998 was primarily attributable to increases of $1,035,913 in loan proceeds and $281,320 from net proceeds from issuance of common stock. Net cash used by financing activities of $1,372,564 for fiscal year ending July 1999 was primarily attributable to increases of $1,012,731 in loan proceeds and $359,833 from net proceeds from issuance of common stock.

SEASONALITY IN OPERATING RESULTS

    The Company's quarterly sales and operating results have varied significantly in the past and will likely continue to do so in the future. Historically, our sales are seasonal with peak sales in the late spring and early fall. The cyclical nature is directly tied to the significant amount of business the Company does in the livestock sector. Product use cycles are directly related to certain medical procedures performed by veterinarians on livestock during the spring and fall.

    In the last few years the Company has been selling more companion animal related products. These products tend to have a seasonal nature which minimally overlaps the livestock business cycles. The net result is a reduction of the cyclical seasonal nature of the business. Minimizing the cyclical nature of the Company's business has allowed for more efficient utilization of all resources.

YEAR 2000

    In late 1995 the Company conducted an overall assessment of its computer systems, including Year 2000 readiness. Based on this assessment, the Company determined that the system was not Y2K compliant and was inadequate to support the projected growth of the Company. A consultant was hired to analyze the Company's operations and then assisted management to determine the software system which best suited its needs.

    The selected system became operational in late 1996. All aspects of the business are driven by this modern application system. The Company continually installs hardware and software updates and upgrades to the latest versions applicable. Certain licenses and registrations with expiration dates well into the next millennium have been accepted and are currently operational by the system.

    With respect to non-information technology systems, the Company has nearly completed the inventory and assessment of known embedded systems. The Company's telecommunications hardware and software system will be the latest technology when installed in the Company's new facility later in 1999. A new security system also will be installed.

    The Company has begun the process of initiating formal communications with significant vendors and customers to determine the extent to which the Company may be vulnerable to failure by any of these third parties to remedy their own Year 2000 Issues. The Company also relies upon governmental agencies, utility companies, telecommunication service companies and other service providers. If such governmental agencies or other third parties suffer a Year 2000 business disruption it could have a material adverse effect on the Company's results of operations or financial position.

                                    BUSINESS

    The Company is a leading wholesale distributor of animal health products to practicing veterinarians. We also offer a broad array of prescription, non-prescription and sundry items to assist veterinarians in their practice. The Company does not sell pet foods. A small quantity of feed additive type products are sold by the Company.

    The Company distributes approximately 18,000 different items including biologicals, pharmaceuticals, parasiticides, instruments and equipment. Routinely some 11,000 items are inventoried for immediate shipment. The balance of items are either drop-shipped from the manufacturer to the customer or are special order items.

    As of July 31, 1999, the Company had 1,188 shareholder veterinary clinics. These shareholders are principally located from the Rocky Mountains to the Atlantic Seaboard with some presence in the South. The following describes the ten states with the highest concentration of shareholders (with the number of shareholders in such state shown in parentheses): Missouri (140), Iowa (116), Illinois (112), Nebraska (104), Pennsylvania (101), Kansas (94), Minnesota (41), Kentucky (40), Ohio (39) and Indiana (36). No shareholder/customer represented more than 1% of the Company's total revenues during the past fiscal year.

    Due to the geographical location of the majority of its shareholders nearly 65% of the Company's gross sales are related to products used for the treatment and/or prevention of diseases in food animals. The balance of product sales are for the treatment and/or prevention of diseases in companion animals and equine.

    The Company primarily sells branded products as marketed by the major animal health manufacturers and suppliers. The Company does not currently private label any products, but would consider a private label product agreement if there was a decisive competitive advantage for doing such.

    The Company's business strategy is to be the leading supplier of animal health products to veterinary clinics by offering a complete assortment of items at competitive prices which are supported by superior levels of customer service. The Company believes that this strategy provides it with a competitive advantage by combining the broad product selection with everyday low prices and support from very efficient operations. The shareholder veterinary clinics are able to lower their product acquisition costs which both increases profitability and gives them a competitive market advantage.

    The Company has heavily invested in electronic information systems to maximize efficiencies. All phases of the transactional process are electronically driven. The Company believes this advanced electronic technology will assist in earlier adoption of electronic commerce through the internet by both its customers and suppliers.

VALUE-ADDED SERVICES

    The Company offers its customers and suppliers a comprehensive menu of value-added services. These services allow individual customers various selections based on their individual needs. The Company manages a database of all transactions so that its customers may maximize their participation in promotions frequently offered by suppliers. The customer is periodically apprised, either by phone or mailings, of their level of participation in these promotions. This promotional tracking service gives the customer the option to maximize their participation in a promotion which can ultimately increase their profitability and allow them to more effectively compete in certain markets.

    The Company has developed a multi-day inventory management and purchasing techniques seminar for its customers. This seminar is held at the Company's headquarters. The customer is trained to better use the Company's resources and also be increasingly efficient in managing their product and inventory activities.

    The Company has Electronic Data Interchange (EDI) capability which provides the supplier with product sales and movement. The supplier is able to monitor sales activities, advertising effectiveness and market trends in an efficient manner. The Company also assists the manufacturer in the design of effective promotions. The historical transactional database and the promotional tracking service are unique tools to assist the manufacturer in tailoring effective promotions.

REBATES TO SHAREHOLDERS

    The Company and its shareholders are in a contractual relationship evidenced in the Company's Articles of Incorporation which requires that all sales of Company products to Company shareholders be at no more than 5% over the cost of the Company as determined by the Company's certified public accountant. Based on this requirement, the Company's certified public accounting firm annually makes a determination of the Company's product costs. This valuation of product costs is then multiplied by 105% and compared to the Company's product sales. Amounts in excess of the 105% computation are overcharges which are then rebated back to shareholders by credit memo. Such rebates are made on a pro rata basis to shareholders, based on the aggregate amount of products purchased by each shareholder during the year for which the rebate is made. Rebates are included in the Company's financial statements and are netted against sales on the Company's income statement/balance sheet.

THE ANIMAL HEALTH INDUSTRY

    A recent survey by a national veterinary organization lists over 25,000 veterinary practices in the United States. There are some 43,000 veterinarians practicing in the various disciplines of veterinary medicine. This survey indicated nearly 71% of the veterinarians in private clinical practice predominately specialize in companion animal medicine.

    The U.S. animal health manufacturer sales of biologicals, pharmaceuticals, insecticides and other packaged goods was approximately $2.75 billion for 1998. This segment of business in which the Company participates is intended to meet the product and supply needs of the private clinical practice.

    Sundry items such as collars, leashes, cages, books, aquatic supplies and equine tack are primarily sold through retail pet supply outlets. These products typically are not purchased from veterinary practices. The Company makes a few of these items available, however annual sales are very minimal.

    Consolidation is a primary force reshaping the animal health industry. Sales by the top ten animal health product manufacturers account for over 75% of the U.S. market. At this time the top five U.S. animal health product companies have a market share that exceeds 50% of the total animal health business.

    Livestock production continues the consolidation trend that started a number of years ago. Agribusiness integrators continue to build larger livestock raising facilities. Improved management systems coupled with new preventative products have resulted in an ongoing reduction in food animal product sales for the past several years. There also has been a loss of market share in several key product groups due to generic competition. The generic products generally sell for lower prices which causes a pricing deflation in the market.

    The companion animal market is experiencing considerable growth. Several new therapeutic and preventative products have contributed to most of this increased sales volume. Nutraceuticals (nutritional pharmaceuticals) have an increasing presence in the companion animal market. During the past five years companion animal product sales have grown from 25% to 35% of the total U.S. market.

COMPETITION

    Distribution of animal health products is characterized by either "ethical" or "OTC" channels of product movement. Ethical distribution is defined as those sales of goods to licensed veterinarians for use in their professional practice. Many of these products are prescription and must only be sold to a licensed professional. OTC (over-the-counter) distribution is the movement of those goods to the animal owner or the end user of such products. Many of these products will also be purchased by the licensed veterinarian for professional use or for resale to their client.

    There are numerous ethical distribution companies operating in the same geographical regions as the Company and competition in this distribution industry is intense. Most of the competitors generally offer a similar range of products at prices often comparable to the Company's. The Company seeks to distinguish itself from its competitors by offering a higher level of customer service as well as having its principal customers also as its shareholders/owners. In addition to competition from other distributors, the Company also faces existing and potentially increased competition from manufacturers and suppliers who distribute some percentage of their products directly to veterinarians. Although the Company competes against direct sales by manufacturers and suppliers, it is often able to compete with such direct sales by adding new value-added services and pricing differentiation.

    The Company's customers, licensed practicing veterinarians, compete with the OTC distributors for the sale of products to the animal owner. Several large OTC distributors sell products directly to the large agribusiness integrator or the livestock owner. Pet food and supplies are sold by a highly fragmented industry which includes supermarkets, discount stores and other mass merchandisers, specialty pet stores, direct mail houses and veterinarians. The Company does not sell products directly to the animal owner and therefore does not compete with its customer for the sale of such product.

    The role of the animal health distributor has changed dramatically during the last decade. Successful distributors have shifted from a selling mentality to providing products and services in a consultative environment. Declining profit margins typify current financial trends. Currently there is an over capacity in the animal health distribution network, although there have been few animal health distributor mergers or acquisitions. We believe the Company must continue to add value to the distribution channel, and reduce the redundancies that exist, while removing unnecessary costs associated with product movement.

GOVERNMENT REGULATION

    Both state and federal government agencies regulate the distribution of certain animal health products. The Company is subject to regulation by the US Department of Agriculture, the Food and Drug Administration and the Drug Enforcement Administration. Several State Boards of Pharmacy require the Company to be licensed in their state for the sale of animal health products with their jurisdiction. Each state (as well as certain cities and counties) requires the Company to collect sales taxes/use taxes on differing types of animal health products.

    The Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and citizenship requirements.

ENVIRONMENTAL CONSIDERATIONS

    The Company does not manufacture, re-label or in any way alter the composition or packaging of products. All products are distributed in compliance with the relevant rules and regulations as approved by various State and Federal Regulatory Agencies. The Company's distribution business practices create no or minimal impact on the environment.

EMPLOYEES

    As of July 31, 1999 the Company had 127 employees. We are not subject to any collective bargaining agreements and have not experienced any work stoppages. We consider our relationship with our employees to be good.

PROPERTIES

    The Company leases the distribution facility and the offices it currently occupies in Omaha, Nebraska. This property was purchased by the Company in 1991, with a large addition built in 1994. The Company sold this property in April 1999 and negotiated a short-term lease with the purchaser that expires December 31, 1999. The Company also leases a small offsite warehouse bay for the storage of products. This lease also expires late in 1999. The Company also stores some of its products at a public warehouse facility.

    The Company purchased 9.6 acres of land in a newly developed industrial subdivision in Omaha, Nebraska in September 1998 for the purpose of building a larger and more efficient distribution center. This new facility will contain nearly 100,000 square feet of open warehouse space and some 30,000 square feet of finished office area. In late 1999, the Company plans to move to the new facility, which will be encumbered by a deed of trust. The latest in technology is being incorporated into the design of the new facility to maximize distribution efficiencies.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The Company's day-to-day affairs are managed by its executive officers who are appointed by the Board of Directors for a one-year term. Our Board of Directors is composed of eight (8) shareholders who are elected for 3-year staggered terms from eight geographic districts. All Directors are practicing veterinarians, and are not eligible to continue on the Board beyond their initial three-year term, unless they have been off the Board for at least one year. Each Director, or the practice of which he is a member, owns one share of Company common stock.

    Each director's professional practice must be located in the district in which he or she is elected from at the time of the election. Under our Bylaws, our Board of Directors, at its discretion, and no more frequently than annually, may alter the boundaries of each geographic district to more accurately represent an equitable number of shareholders.

    Our Board of Directors is divided into three staggered classes of directors. The appropriate class of directors is elected at each annual meeting of our shareholders.

NAME                                                  AGE                      POSITION                     DISTRICT        CLASS
------------------------------------------------  -----------  -----------------------------------------  -------------  -----------
Lionel L. Reilly, D.V.M.........................          56   President, CEO, non-voting Director

Neal B. Soderquist..............................          43   Controller

Eric R. Phillips................................          50   Director of Logistics and Product
                                                                 Management

Kenneth R. Liska, D.V.M.........................          55   Director                                             1        II

Wayne E. Rychnovsky, D.V.M......................          42   Director                                             2        II

Russ R. Weston, D.V.M...........................          49   Chairman, Director                                   3         I

Raymond C. Ebert II, D.V.M......................          53   Director                                             4        III

Michael L. Whitehair, D.V.M.....................          49   Director                                             5        III

Mark A. Basinger, D.V.M.........................          51   Director                                             6        II

Timothy P. Trayer, D.V.M........................          46   Secretary, Director                                  7         I

Fred G. Garrison, D.V.M.........................          54   Vice-Chairman, Director                              8        III

    Class I directors currently serve until the 2000 annual meeting of shareholders; Class II directors serve until the 2001 annual meeting of shareholders; and Class III directors serve until the 2002 annual meeting.

    The following map illustrates the geographic breakdown of the eight districts.

                                     [MAP]

    Lionel L. Reilly, D.V.M. has served as President and CEO of the Company since 1994. Prior to that he was Vice President, Business Operations and functioned as the CEO. He has been with the Company since 1983, shortly after its founding. Dr. Reilly spent several years as a military veterinarian, over five years in private clinical veterinary practice and five years in industry as a researcher and technical services veterinarian. He has a degree from Kansas Wesleyan University in Salina, Kansas. Dr. Reilly graduated in 1970 from the College of Veterinary Medicine, Kansas State University, Manhattan, Kansas.

    Neal B. Soderquist was appointed Controller in 1994. From 1989 to 1994 he served in that position as well as managed much of the human resources functions. For the previous 14 years Mr. Soderquist was controller/officer manager for Lincoln Lumber Co., Lincoln, NE. In 1975 he received an Associates Degree from Lincoln School of Commerce, Lincoln, Nebraska.

    Eric R. Phillips has served as Director of Logistics and Product Management of the Company since July, 1999. Prior to that he was the part owner of Olson Phillips Wassinger Financial Services, where he was responsible for insurance and mutual funds investments.

    Kenneth R. Liska, D.V.M., has served as a Director of the Company since 1997. He is the owner of a veterinary clinic located in Wayne, Nebraska. Dr. Liska received a Doctor of Veterinary Medicine degree from Iowa State University in 1969.

    Wayne E. Rychnovsky, D.V.M., has served as a Director of the Company since 1998. He is the owner of a three person veterinary practice in Southwest Iowa. Dr. Rychnovsky has a degree in Animal Science from Iowa State University. In 1978 he graduated with a Doctor of Veterinary Medicine degree, also from Iowa State University.

    Russ R. Weston, D.V.M., has served as Chairman since 1999 and has been a member of the Company's Board of Directors since 1997. He is the secretary-treasurer of a mixed animal veterinary clinic in Stephenson County, Illinois. Dr. Weston received a Doctor of Veterinary Medicine degree from Iowa State University in 1973.

    Raymond C. Ebert II, D.V.M., has served as a Director of the Company since 1999. He is the owner of an animal clinic located in Pleasant Hill, Missouri. Dr. Ebert received a Doctor of Veterinary Medicine degree from the University of Missouri in 1970.

    Michael L. Whitehair, D.V.M., has served as a Director of the Company since 1999. He is a partner of an animal hospital located in Abilene, Kansas. Dr. Whitehair received a Doctor of Veterinary Medicine degree from Kansas State University in 1974.

    Mark A. Basinger, D.V.M., has served as a Director of the Company since 1997. He is the owner of a veterinary clinic located in Ottawa, Ohio.
Dr. Basinger has a degree in Agriculture from Ohio State University. In 1973 he graduated with a Doctor of Veterinary Medicine degree, also from Ohio State University.

    Timothy P. Trayer, D.V.M., has served as Secretary since 1998 and has been a member of the Company's Board of Directors since 1997. He is the founder and partner of a five person food animal practice located in Denver, Pennsylvania. Dr. Trayer has a degree in Biology Chemistry from Wilmington College and graduated in 1979 with a Doctor of Veterinary Medicine degree from Ohio State Veterinary College.

    Fred G. Garrison, D.V.M., has served as Vice-Chairman since 1999 and has been a Director of the Company since 1998. He is the president of a three person veterinary clinic located in Centreville, Virginia. Dr. Garrison received a degree in Animal Science from Pennsylvania State University. He graduated from Cornell University in 1971 with a Doctor of Veterinary Medicine degree.

    The Executive Committee, which among other duties is actually involved in long-range planning and the formulation of corporate policies, also makes recommendations to the Board concerning salaries and incentive compensation for our officers and employees, is comprised of Dr. Garrison, Dr. Liska and Dr. Weston. The Audit Committee is comprised of Dr. Garrison, Dr. Rychnovsky and Dr. Whitehair. This Committee serves as a direct link between the Board and the auditors, and regularly meets with the auditor to review the audit function. The Nominating Committee is comprised of Dr. Trayer, Dr. Basinger and Dr. Ebert. Its specific responsibility is to devise criteria for Board membership and to identify specific individuals for nomination.

COMPENSATION

    Directors are paid $500 per day for attendance at the Company's Mid-Year and Annual Meetings, and any specially-called Board meetings where attendance is required. In addition, Directors are reimbursed for their expenses, including meeting related travel and lodging at the meeting location. Directors are paid $750 annually for participation in Board teleconference meetings and $250 for attendance at each District meeting they attend. No other compensation is paid to Directors without further action by the Board.

    The following table represents the cash compensation paid by the Company to the named executive officer for the years 1996 through 1998 whose compensation from the Company exceeded $100,000 for these years.

                                                                               ANNUAL COMPENSATION
                                                                              ---------------------     ALL OTHER
NAME AND PRINCIPAL POSITION                                          YEAR       SALARY      BONUS    COMPENSATION(1)
-----------------------------------------------------------------  ---------  ----------  ---------  ----------------
Lionel L. Reilly.................................................       1998  $  186,000  $   8,300       20,200
  President and Chief Executive Officer and Non-Voting Director         1997     177,100          0       14,600
                                                                        1996     169,300     12,900       17,155

------------------------

(1) These amounts represent contributions by the Company to Dr. Reilly's 401(k) Plan and profit-sharing Plan.

CERTAIN TRANSACTIONS

    We have not made loans to, loan guarantees on behalf of, or engaged in material transactions with the Company officers, directors or shareholders. The Directors, acting in their capacity as shareholders, have purchased items related to the practice of veterinary medicine from the Company on the same terms and conditions as every other shareholder. As a matter of policy, all future material transactions between the Company and any of its officers, directors, or shareholders will be approved by a majority of the independent and disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be in connection with bona fide business purposes of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by the Nebraska Business Corporation Act, the Company's Articles of Incorporation provide that no director will be personally liable to the Company or its shareholders for monetary damages for any action taken, or for any failure to take action as a director except for liability

    - for the amount of a financial benefit received by a director to which he or she is not entitled

    - for intentional infliction of harm on the Company or its shareholders

    - for a violation of Section 21-2096 of the Nebraska Business Corporation
      Act

    - for an intentional violation of criminal law

    The Company's Articles of Incorporation provide that the Company must indemnify its directors, officers, employee or agent to the fullest extent permitted by law. Generally under Nebraska law, a director or officer may be indemnified if that individual acted in good faith and had reasonable basis to believe that (1) in the case of conduct in the individual's official capacity with the company, that the individual's conduct was in the company's best interests; (2) in all other cases, that the individual's conduct was at least not opposed to the company's best interest; and (3) regarding any criminal proceedings, the individual had no reasonable cause to believe the individual's conduct was unlawful.

    There is no pending litigation or proceeding involving a director, officer, employee or agent of the Company as to which indemnification is being sought. The Company is not aware of any other threatened litigation that may result in claims for indemnification by any director, officer, employee or agent.

                             PRINCIPAL SHAREHOLDERS

    The Company's Articles and Bylaws specifically provide that each shareholder is entitled to own only a single share of stock. Thus, there is no shareholder that has more than one share currently or will own more than one share in the future and no shareholder owns less than or a fractional portion of the single share. No single shareholder owns more than 5 percent of the outstanding common stock. Each director is also a holder of one share of stock. None of the executive officers are shareholders.

                          DESCRIPTION OF COMMON STOCK

    The Company has total authorized capital stock of 30,000 shares of common stock, with a par value of $1.00 per share. Our shareholders approved the change from no par value at the annual meeting held on August 20, 1999. As of July 31, 1999, 1188 shares of common stock were outstanding held by 1188 shareholders.

    The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board out of funds legally available therefor. The Company does not anticipate paying dividends on the common stock in the foreseeable future. See "Dividend Policy."

    In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All shares of common stock are, and the share of common stock to be outstanding upon completion of this offering will be, fully paid and non-assessable. The Company does not have any preferred stock authorized, and has not issued any stock options, stock option plans, warrants, or other outstanding rights or entitlements to common stock.

    Our stock has several ownership restrictions. Under Article V of our Articles of Incorporation, unless otherwise approved by our Board of Directors, the Company can sell shares of stock only to: 1) individual licensed veterinarians; or 2) any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians. Additionally, the Company may also sell shares to veterinary practices which are locally operated but owned by a non-local entity. No solo practitioner nor practice with multiple veterinarians may own more than one share and veterinarians involved in a multiple veterinary practice may not own stock if the practice itself already owns one share or if any of that veterinarian's fellow practitioners own a share.

    In the event that a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. The Company also has the option, for a period of six months after the due date of the debt, to repurchase its stock if a shareholder owes money to the Company and fails to make payments by the due date, at the price the shareholder paid for the stock.

    As a shareholder you are not permitted to sell, assign, or otherwise transfer (including through any pledge or hypothecation) your share of stock except in compliance with the Company's Articles and Bylaws, which permit a sale only back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company will repurchase the share of stock within ninety (90) days of receiving such written notice, at a price of $3,000.00. The Company must also repurchase the share of stock in the event of the death of a shareholder, at the price the deceased shareholder paid for such share of stock.

    Our Board of Directors is composed of eight (8) shareholders who are elected for 3-year staggered terms from eight geographic districts. Each director's professional practice must be located in the district in which he or she is elected from at the time of the election. Under our Bylaws, our Board of Directors, at its discretion, and no more frequently than annually, may alter the boundaries of each geographic district to more accurately represent an equitable number of shareholders.

    Our Board of Directors is divided into three staggered classes of directors. The appropriate class of directors is elected at each annual meeting of our shareholders. Each director serves a three year term and cannot be re-elected unless that director has been off the Board for at least one year.

    Our Articles of Incorporation may be amended by the affirmative vote of more than 60% of the members of the Board of Directors unless either one of the following is applicable: 1) if half or more of the seats of the Board of Directors are vacant, then 75% or more affirmative vote of the remaining sitting members shall be required; or 2) the Nebraska Business Corporation Act requires otherwise. Under the Nebraska Business Corporation Act, the Board of Directors may adopt the following amendments without shareholder action: 1) to extend the duration of the Company; 2) to delete the names and addresses of the initial directors; 3) to delete the name and address of the initial registered agent or registered office; 4) to change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the Company has only shares of that class outstanding; 5) to change the Company name by substituting the word corporation, incorporated, company, or limited, or the abbreviation corp., inc., co., or ltd., for a similar word or abbreviation in the name, or by adding, deleting, or changing a geographical attribution for the name; or 6) to make any other change expressly permitted by the Nebraska Business Corporation Act to be made without shareholder action. Otherwise, an amendment must be approved by a majority of shareholder votes entitled to be cast unless the amendment would create dissenters' rights, in which case a two-thirds majority of the votes entitled to be cast on the amendment is required.

    Our Articles and Bylaws prevent a change in control of the Company, as they specifically provide that each shareholder is entitled to own only a single share of stock. Therefore, there is no shareholder that has more than one share or can own more than one share.

                    SHARES ARE NOT ELIGIBLE FOR FUTURE SALE

    As a shareholder you are not permitted to sell, assign, or otherwise transfer (including through any pledge or hypothecation) your share of stock except in compliance with the Company's Articles and Bylaws, which permit a sale only back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company will repurchase the share of stock within ninety (90) days of receiving such written notice, at a price of $3,000.00. The Company must also repurchase the share of stock in the event of the death of a shareholder, at the price the deceased shareholder paid for such share of stock.

    In the event that a shareholder is no longer qualified to own the Company stock, the shareholder must sell the share of stock back to the Company, which will repurchase the share at the price paid by the shareholder for such share of stock. We also have the option, for a period of six months after the due date of the debt, to repurchase our stock if a shareholder owes money to us and fails to make payments by the due date, at the price the shareholder paid for the stock.

                         SUBSCRIPTION TO COMPANY STOCK

PLAN OF DISTRIBUTION

    The Company intends to offer the stock directly by the Company, and no underwriting fees, finder's fees or commissions will be paid in connection with such offers and sales.

METHOD OF SUBSCRIBING

    Subscription to the share of Company Common Stock offered hereby may be exercised by completing and signing the attached Subscription Agreement
(Exhibit A3) and related Exhibit A documents in accordance with the accompanying Instruction Packet (Exhibit A1) and this Prospectus, and mailing or delivering such Subscription Agreement and related documents together with payment to the Company as designated in the Instruction Packet.

    An investor may choose from three payment plans: (1) one payment for the full $3000 cost of the share; (2) three installments of $1000 each, with the second and third installments due thirty and sixty days after the first installment is paid; and (3) an initial payment of $500 with the $2500 balance paid on a 12 month installment payment schedule with 8% interest. Under the third payment plan, each month the Company will send an invoice to you reflecting the principal and interest of $217.43 due. Payment is due 10 days following the date of such invoice and the Company's stated finance charge is assessed for any payments received thereafter. There is no prepayment penalty. The second and third payment plans are not available to investors located in Nebraska.

    By executing and submitting the Subscription Agreement, each subscriber agrees to be bound by all the terms and conditions thereof.

    All Subscription Agreements are subject to acceptance by the Company and may be rejected by the Company in its sole discretion.

                                 LEGAL MATTERS

    The validity of the shares of common stock being offered by the Company will be passed upon for the Company by Baird, Holm, McEachen, Pedersen, Hamann & Strasheim, which has acted as counsel to the Company in connection with this offering.

                                    EXPERTS

    The financial statements of the Company as of July 31, 1997, July 31, 1998 and July 31, 1999 included in this prospectus have been audited by Marvin E. Jewell & Co., P.C. as stated in the report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information with respect to Professional Veterinary Products, Ltd. and the common stock offered hereby, reference is made to the registration statement and the exhibits thereto. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference. A copy of the registration statement and the exhibits thereto may be inspected without charge at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the Commission upon the payment of the fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    We intend to provide our shareholders with annual reports containing financial statements audited by an independent accounting firm and make available upon request quarterly reports containing unaudited financial data for the first three quarters of each fiscal year.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
INDEPENDENT AUDITOR'S REPORT...............................................................................        F-2

Balance Sheets at July 31, 1999, 1998 and 1997.............................................................        F-3

Statements of Income for years ended July 31, 1999, 1998 and 1997..........................................        F-4

Statements of Retained Earnings for years ended July 31, 1999, 1998 and 1997...............................        F-5

Statements of Cash Flows for years ended July 31, 1999, 1998 and 1997......................................        F-6

Notes to Consolidated Financial Statements.................................................................        F-7

Schedule of Operating, General and Administrative Expenses.................................................       F-10

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Professional Veterinary Products, Ltd.
Omaha, Nebraska

    We have audited the accompanying balance sheets of Professional Veterinary Products, Ltd., a corporation, as of July 31, 1999, 1998 and 1997, and the related statements of income, retained earnings, cash flows and accompanying schedule for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. as of July 31, 1999, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          MARVIN E. JEWELL & CO., P.C.

Lincoln, Nebraska
September 22, 1999

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                                 BALANCE SHEETS

                                     ASSETS

                                                                                 YEARS ENDED JULY 31,
                                                                      -------------------------------------------
                                                                          1999           1998           1997
                                                                      -------------  -------------  -------------
Current assets:
  Cash..............................................................  $   1,092,679  $          --  $     131,494
  Accounts receivable, trade, less allowance for doubtful accounts
    (0).............................................................      9,950,155      4,497,433      3,004,580
  Accounts receivable, stock........................................        139,501         78,334        112,654
  Accounts receivable, other........................................      1,188,071          9,000          8,000
  Inventory.........................................................     12,587,232     13,005,313      8,531,522
                                                                      -------------  -------------  -------------
      Total current assets..........................................     24,957,638     17,590,080     11,788,250
                                                                      -------------  -------------  -------------
Property and equipment..............................................      4,640,831      3,934,491      3,491,886
  Less accumulated depreciation.....................................      1,604,504      1,730,215      1,334,456
                                                                      -------------  -------------  -------------
                                                                          3,036,327      2,204,276      2,157,430
                                                                      -------------  -------------  -------------
Other assets:
  Organization expense less accumulated amortization $15,188 (1998),
    $54 (1997), $30,322 (1999)......................................        196,476        211,610             46
  Loan origination fee less accumulated amortization
    $6,463 (1998), $4,812 (1997), $833 (1999).......................         19,167          1,787          3,438
  Trademark, less accumulated amortization
    $306 (1999), $-0- (1998), $-0- (1997)...........................          4,694             --             --
  Investments.......................................................        143,850             --        226,698
                                                                      -------------  -------------  -------------
                                                                            364,187        213,397        230,182
                                                                      -------------  -------------  -------------
                                                                      $  28,358,152  $  20,007,753  $  14,175,862
                                                                      =============  =============  =============

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank overdraft....................................................  $          --  $   1,109,855  $          --
  Notes payable, bank...............................................      4,319,388      2,100,000      1,000,000
  Notes payable, other..............................................         93,850             --             --
  Current portion of long-term debt.................................             --         75,418         62,985
  Accounts payable, trade...........................................     18,176,783     10,440,227      7,845,747
  Accrued interest..................................................         22,613         17,140         11,880
  Accrued expenses..................................................        547,887        471,963         89,105
  Accrued wages.....................................................        484,462        383,402        171,727
  Accrued profit-sharing............................................        242,038        250,729        149,326
  Accrued income taxes..............................................         17,907         42,440            536
                                                                      -------------  -------------  -------------
      Total current liabilities.....................................     23,904,928     14,891,174      9,331,306
                                                                      -------------  -------------  -------------
Long-term debt......................................................             --      1,225,089      1,301,609
                                                                      -------------  -------------  -------------
Stockholders' equity:
  Common stock, no par value per share. Authorized 30,000 shares;
    issued and outstanding 1,048 shares (1998), 966 shares (1997),
    1,188 shares (1999).............................................      3,493,000      3,072,000      2,825,000
  Retained earnings.................................................        960,224        819,490        717,947
                                                                      -------------  -------------  -------------
                                                                          4,453,224      3,891,490      3,542,947
                                                                      -------------  -------------  -------------
                                                                      $  28,358,152  $  20,007,753  $  14,175,862
                                                                      =============  =============  =============

See accompanying notes to financial statements and independent auditor's report.

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                              STATEMENTS OF INCOME

                                               AMOUNT                         PERCENT
                                -------------------------------------  ----------------------
                                        YEARS ENDED JULY 31,           YEARS ENDED JULY 31,
                                -------------------------------------  ----------------------
                                   1999         1998         1997       1999    1998    1997
                                -----------  -----------  -----------  ------  ------  ------
Revenues:
  Net sales...................  $118,760,595 $90,641,232  $78,335,182   97.14   96.18   96.78
  Shipping....................      101,435       82,252       76,045     .08     .09     .09
  Commissions.................    1,630,808    1,778,811    1,278,033    1.33    1.89    1.58
  Sales promotion.............    1,716,677    1,699,626    1,214,982    1.41    1.80    1.50
  Annual meeting
    reimbursement.............       16,609       12,055       16,685     .02     .01     .02
  Miscellaneous...............       27,076       31,399       17,908     .02     .03     .03
                                -----------  -----------  -----------  ------  ------  ------
                                122,253,200   94,245,375   80,938,835  100.00  100.00  100.00
                                -----------  -----------  -----------  ------  ------  ------

Cost of sales:
  Net purchases...............  114,061,177   86,689,358   74,140,723   93.30   91.98   91.60
  Freight out.................    2,451,266    1,974,411    1,589,930    2.00    2.09    1.96
  Less--Vendor rebates........   (4,636,570)  (3,402,195)  (2,029,120)  (3.79)  (3.60)  (2.51)
                                -----------  -----------  -----------  ------  ------  ------
                                111,875,873   85,261,574   73,701,533   91.51   90.47   91.05
                                -----------  -----------  -----------  ------  ------  ------
      Gross profit............   10,377,327    8,983,801    7,237,302    8.49    9.53    8.95
Operating, general and
  administrative expenses
  (Schedule)..................   10,366,843    8,725,912    7,077,385    8.48    9.26    8.74
                                -----------  -----------  -----------  ------  ------  ------
  Operating income............       10,484      257,889      159,917     .01     .27     .21

Other income:
  Interest....................      249,143      161,205      125,256     .20     .17     .15
  Gain on sale of property and
    equipment.................      237,212                               .20
                                -----------  -----------  -----------  ------  ------  ------
                                    486,355      161,205      125,256     .40
                                -----------  -----------  -----------  ------  ------  ------
                                    496,839      419,094      285,173     .41     .44     .36
Other expenses--Interest......      263,198      244,111      208,407     .22     .25     .26
                                -----------  -----------  -----------  ------  ------  ------
      Income before income
        taxes.................      233,641      174,983       76,766     .19     .19     .10
Income taxes..................       92,907       73,440       30,736     .08     .08     .04
                                -----------  -----------  -----------  ------  ------  ------
      Net income..............  $   140,734  $   101,543  $    46,030     .11     .11     .06
                                ===========  ===========  ===========  ======  ======  ======

See accompanying notes to financial statements and independent auditor's report.

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                        STATEMENTS OF RETAINED EARNINGS

                                                                                     YEARS ENDED JULY 31,
                                                                               ----------------------------------
                                                                                  1999        1998        1997
                                                                               ----------  ----------  ----------
Balance at beginning of year.................................................  $  819,490  $  717,947  $  671,917
Net income...................................................................     140,734     101,543      46,030
                                                                               ----------  ----------  ----------
Balance at end of year.......................................................  $  960,224  $  819,490  $  717,947
                                                                               ==========  ==========  ==========

See accompanying notes to financial statements and independent auditor's report.

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                            STATEMENTS OF CASH FLOWS

                                                         YEARS ENDED JULY 31,
                                ------------------------------------------------------------------------
                                          1999                     1998                    1997
                                ------------------------  ----------------------  ----------------------
Cash flows from operating
  activities:
  Net income..................                   140,734               $ 101,543               $  46,030
  Adjustments for reconcile
    net income to net cash
    provided (used) by
    operating activities:
    Depreciation and
      amortization............      287,814               $   412,543             $   382,057
    Gain on sale of
      property................     (237,212)                       --                      --
    Adjustments for working
      capital changes:
      (Increase) decrease in:
        Receivables...........   (6,631,793)               (1,493,853)               (525,777)
        Inventories...........      418,081                (4,473,791)             (1,207,904)
        Prepaid income
          taxes...............                                     --                   9,713
      Increase (decrease) in:
        Accounts payable......    7,736,556                 2,594,480                 492,484
        Accrued expenses......      173,766                   701,196                 155,420
        Income taxes..........      (24,533)                   41,904                     536
                                -----------               -----------             -----------
          Total adjustments...                 1,722,679               (2,217,521)              (693,471)
                                             -----------               ---------               ---------
          Net cash provided
            (used) by
            operating
            activities........                 1,863,413               (2,115,978)              (647,441)

Cash flows from investing
  activities:
  Purchase of property and
    equipment.................    2,762,815                  (442,604)               (194,181)
  Purchase of trademark.......       (5,000)                       --                      --
  Sale (acquisition) of
    investments...............     (143,850)                       --                      --
  Proceeds from sale of
    property..................    1,878,222                        --                      --
                                -----------               -----------             -----------
          Net cash provided
            (used) by
            investing
            activities........                (1,003,443)               (442,604)    (194,171)

Cash flows from financing
  activities:
  Loan proceeds...............    4,413,238                 1,100,000                 500,000
  Reduction of loans..........   (3,400,507)                  (64,087)                (57,726)
  Net proceeds from issuance
    of common stock...........      359,833                   281,320                 279,493
                                -----------               -----------             -----------
          Net cash provided
            (used) by
            financing
            activities........                 1,372,564               1,317,233                 721,767
                                             -----------               ---------               ---------
Net increase (decrease) in
  cash........................                 2,202,534               (1,241,349)              (119,855)
Cash (deficit) at beginning of
  year........................                (1,109,855)                131,494                 251,349
                                             -----------               ---------               ---------
Cash (deficit) at end of
  year........................                 1,092,679               $(1,109,855)            $ 131,494
                                             ===========               =========               =========

Supplement disclosure of cash
  flow information:
  Interest paid...............                   257,725               $ 238,851               $ 207,919
                                             ===========               =========               =========
  Income taxes paid...........                   117,440               $  31,536               $  20,487
                                             ===========               =========               =========

See accompanying notes to financial statements and independent auditor's report.

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

                         NOTES TO FINANCIAL STATEMENTS

    (INFORMATION WITH RESPECT TO JULY 31, 1998 AND JULY 31, 1999 (AUDITED))

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    ORGANIZATION:

    Professional Veterinary Products, Ltd. was incorporated in the State of Missouri in 1982. The corporation was formed to buy, sell and warehouse pharmaceuticals and other veterinary related items. The purpose of the corporation is to act as a wholesale distributor primarily to shareholders. Shareholders are limited to the ownership of one share of stock and must be a licensed veterinarian or business entity comprised of licensed veterinarians.

    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    (a) BASIS OF ACCOUNTING:

    The corporation uses the accrual method of accounting for financial statement and income tax purposes.

    (b) CONCENTRATION OF CASH BALANCES:

    The Company's cash funds are located in a single financial institution. The amount on deposit at July 31, 1999, 1998 and 1997 exceeded the $100,000 federally insured limit.

    (c) ACCOUNTS RECEIVABLE:

    Management considers accounts receivable to be fully collectible, accordingly, no allowance for doubtful accounts is required.

    (d) INVENTORY:

    Inventory is valued at the lower of cost or market on the first-in, first-out basis.

    (e) PROPERTY AND EQUIPMENT AND DEPRECIATION:

    Property and equipment are stated at cost. For financial reporting purposes and income tax purposes, the company uses accelerated depreciation methods over the estimated useful lives of the assets.

    (f) CASH AND CASH EQUIVALENTS:

    The corporation considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    (g) AMORTIZATION:

    Organizational costs are being amortized over sixty months on a straight-line basis.

    Financing costs are being amortized over the term of the notes on a straight-line basis. This amortization is included in interest expense in the income statement.

    The intangible costs are being amortized over fifteen years on a straight-line basis.

                       See independent auditor's report.

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

    (INFORMATION WITH RESPECT TO JULY 31, 1998 AND JULY 31, 1999 (AUDITED))

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    (h) USE OF ESTIMATES:

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

    (i) INCOME TAXES:

    Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The amount of income taxes paid or payable for a year is determined by applying the provisions of the enacted tax law to the taxable income for that year.

(2) For the years ended July 31, the Company recognized liabilities for overcharges on sales in excess of an agreed to profit margin of 5% totaling $4,889,037 (1999), $3,565,009 (1998), $2,390,451 (1997).

(3) PROPERTY AND EQUIPMENT:

    For the years ended July 31, 1999, 1998 and 1997:

                                                                    BOOK VALUE
                                       ACCUMULATED   ----------------------------------------
                             COST      DEPRECIATION      1999          1998          1997
                         ------------  ------------  ------------  ------------  ------------
Land...................  $    953,780  $         --  $    953,780  $     15,455  $     15,455
Buildings..............     1,684,221            --     1,684,221     1,683,944     1,546,381
Equipment..............     2,002,830     1,604,504       398,326       504,877       595,594
                         ------------  ------------  ------------  ------------  ------------
                         $  4,640,831  $  1,604,504  $  3,036,327  $  2,204,276  $  2,157,430
                         ============  ============  ============  ============  ============

(4) LONG-TERM DEBT:

                                                       1999           1998           1997
                                                    ------------   ------------   ------------
Note payable, bank, 8.25% interest................           --    $ 1,300,507    $ 1,364,594
  Less current portion due within one year........           --         75,418         62,985
                                                    -----------    -----------    -----------
                                                             --    $ 1,225,089    $ 1,301,609
                                                    ===========    ===========    ===========

(5) COMMITMENTS AND CONTINGENT LIABILITIES--LEASES:

    On February 1, 1996, the company entered into a lease with Nebraska Leasing Services, Inc. for the purpose of leasing a vehicle. The lease minimum rentals are $431.36 per month for a term of 48 months with a final rental installment of $11,000. The lease expires February 1, 2000.

    On October 16, 1996, the company entered into a lease with IBM Credit Corporation for the purpose of leasing related computer hardware. The lease minimum rentals are $7,000 per month. The lease expires October 30, 1999.

                       See independent auditor's report.

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

    (INFORMATION WITH RESPECT TO JULY 31, 1998 AND JULY 31, 1999 (AUDITED))

(5) COMMITMENTS AND CONTINGENT LIABILITIES--LEASES: (CONTINUED)
    On July 28, 1997, the company entered into a lease with IBM Credit Corporation for the purpose of leasing related computer hardware. The lease minimum rentals are $6,541 per month. The lease expires July 30, 2002.

    On February 4, 1998, the company entered into a lease with Nebraska Leasing Services, Inc. for the purpose of leasing a vehicle. The lease minimum rentals are $649.92 per month for a term of 36 months with a final rental installment of $19,500. The lease expires January 4, 2001.

    On February 18, 1998, the company entered into a lease with Nebraska Leasing Services, Inc. for the purpose of leasing a truck. The lease minimum rentals are $451.13 per month for a term of 36 months with a final rental installment of $12,000. The lease expires January 18, 2001.

    On August 14, 1998, the Company entered into a lease with IBM Credit Corporation for the purpose of leasing related computer hardware. The lease minimum rentals are $3,017 per month for a term of 48 months. The lease expires August 14, 2002.

    Minimum future obligations on operating leases in effect on July 31, 1998 are:

                                    COMPUTER    VEHICLE    COMPUTER    VEHICLE    COMPUTER     TRUCK
                                    HARDWARE     LEASE     HARDWARE     LEASE     HARDWARE     LEASE
                                    EXPENSE     EXPENSE    EXPENSE     EXPENSE    EXPENSE     EXPENSE
                                   ----------  ---------  ----------  ---------  ----------  ----------
Year ended July 31, 2000.........  $   21,000  $  13,589  $   78,492  $   7,799  $   37,284  $    5,414
Year ended July 31, 2001.........          --         --      78,492     23,398      37,284      14,707
Year ended July 31, 2002.........          --         --      78,492         --      37,284          --
                                   ----------  ---------  ----------  ---------  ----------  ----------
                                   $   21,000  $  13,589  $  235,476  $  31,197  $  111,852  $   20,121
                                   ==========  =========  ==========  =========  ==========  ==========

(6) TRANSACTIONS BETWEEN BOARD OF DIRECTORS, KEY EMPLOYEES AND THE COMPANY:

    Professional Veterinary Products, Ltd. had sales to the Board of Directors and key employees for the year ended July 31, 1999 as follows:

Members of the Board of Directors.................  $ 2,843,718
Key employees.....................................        5,563
                                                    -----------
                                                    $ 2,849,281
                                                    ===========

(7) PROFIT-SHARING AND 401-K RETIREMENT PLANS:

    The Company provides a non-contributory profit-sharing plan covering all full-time employees who qualify as to age and length of service. It has been the Company's policy to make contributions to the plan as provided annually by the Board of Directors. The total provision for the contribution to the plan was $242,038 for 1999, $250,728 for 1998 and $149,326 for 1997.

    The Company also provides a contributory 401-K retirement plan covering all full-time employees who qualify as to age and length of service. It is the Company's policy to match a maximum 10% employee contribution with a 3% contribution. The total provision to the plan was $88,849 for 1999, $67,942 for 1998 and $62,745 for 1997.

                       See independent auditor's report.

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

           SCHEDULE OF OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

                                                   AMOUNT                        PERCENT
                                     -----------------------------------  ----------------------
                                            YEARS ENDED JULY 31,           YEARS ENDED JULY 31,
                                     -----------------------------------  ----------------------
                                        1999         1998        1997      1999    1998    1997
                                     -----------  ----------  ----------  ------  ------  ------
Salaries...........................  $ 4,745,347  $4,107,946  $3,200,806    3.88    4.36    3.95
Directors' fees....................       34,250      30,750      25,000     .03     .03     .03
Annual meeting.....................       44,940      39,582      43,994     .04     .04     .05
Convention and seminars............       89,557      53,377      26,990     .07     .07     .03
Insurance..........................      393,077     291,761     219,969     .32     .30     .27
Life Insurance.....................       15,681      15,875      15,422     .01     .02     .02
Office supplies and expense........      325,345     289,608     328,010     .27     .30     .41
Operating supplies.................      815,023     545,764     431,840     .67     .58     .53
Equipment rent.....................      234,983     192,541     168,989     .19     .20     .21
Telephone..........................      212,562     155,783     176,354     .17     .17     .22
Utilities..........................       50,988      49,743      51,861     .04     .05     .06
Accounting fees....................       33,330      28,770      28,582     .03     .03     .04
Legal fees.........................       94,326      46,524      51,409     .08     .05     .06
Taxes, payroll.....................      316,736     261,996     234,126     .26     .28     .29
Taxes, general.....................       51,397      46,748      37,823     .04     .05     .05
Repairs and maintenance............      252,345     101,492      66,163     .21     .11     .08
Depreciation.......................      269,760     395,758     380,389     .22     .42     .48
Amortization.......................       15,440      15,134          --     .01     .02      --
Contract labor.....................       23,515      44,903     201,494     .02     .05     .25
Advertising........................        5,754       7,764       4,161     .01     .01     .01
Postage............................       51,345      35,447      40,117     .04     .04     .05
Travel and promotion...............      347,062     272,043     237,749     .28     .29     .29
Dues and subscriptions.............       26,014      19,456      19,984     .02     .02     .02
Profit-sharing and pension
  contribution.....................      330,887     318,670     212,071     .27     .34     .26
Sales promotion....................      993,836     936,201     411,938     .81     .99     .51
Marketing services.................           --          --      59,020      --      --     .07
Equipment maintenance..............       52,227      45,559      42,251     .04     .05     .05
Bad debts..........................        3,784          --      13,744     .01      --     .02
Bank fees..........................      402,980     297,323     212,784     .33     .32     .26
Miscellaneous......................      134,352      79,394     134,345     .11     .07     .17
                                     -----------  ----------  ----------  ------  ------  ------
                                     $10,366,843  $8,725,912  $7,077,385    8.48    9.26    8.74
                                     ===========  ==========  ==========  ======  ======  ======

See accompanying notes to financial statements and independent auditor's report.

                                   EXHIBIT A1
                          INSTRUCTIONS TO SUBSCRIBERS

    Qualified persons wishing to subscribe for one share of Common Stock (the "Stock"), par value $1.00, of Professional Veterinary Products, Ltd. (the "Company") are required to complete the documents in this Subscription Booklet. PLEASE DO NOT REMOVE ANY OF THE DOCUMENTS. An additional copy of the documents in this Subscription Booklet is included with the Prospectus of the Company delivered to you.

    1. PURCHASER QUESTIONNAIRE. (Exhibit A2) Please provide all information requested on the Purchaser Questionnaire.

    2. SUBSCRIPTION AGREEMENT. (Exhibit A3) Please complete the Subscription Agreement in the following manner:

       a.  Complete the appropriate signature page.

       b. If the subscriber is a partnership, corporation, or other business entity the appropriate signature page and acknowledgment in the Subscription Agreement should be completed. Special procedures are required for execution and additional documentation may be required as set forth in the Subscription Agreement.

    3. DELIVERY INSTRUCTIONS. After you have completed the Purchaser Questionnaire and Subscription Agreement, please deliver or mail this entire Subscription Booklet to:

       Professional Veterinary Products, Ltd.
       10077 South 134th Street
       Omaha, Nebraska 68138
       Attn: Jill Meehan

    If you have any questions concerning completion of the documentation, please call Jill Meehan at (402) 331-4440.

                                      A1-1

                                   EXHIBIT A2

                            PURCHASER QUESTIONNAIRE

1.  The Name of the Practice is: ______________________________________________.

2.  The Practice is a: ___ Sole Proprietorship; ___ Partnership; ___ Corporation

3.  If the Practice is a Sole Proprietorship, the Doctor's name is:  __________.

4.  If the Practice is a Partnership, the partners names are:  _________________
    ___________________________________________________________________________.

5. If the Practice is a Partnership, the managing partner with whom Professional Veterinary Products, Ltd. is to communicate: ________________.

6.  If the Practice if a Corporation, the President's name is:  _______________.

7. The mailing address of the Practice for correspondence and product delivery is:

             Practice name: _______________________________________
             Address: _____________________________________________
             City, State Zip Code: ________________________________
             Phone Number: ________________________________________
             Fax Number: __________________________________________
             Federal Employer I.D. Number: ________________________
               or Social Security Number: _________________________
             Please attach a copy of your Federal D.E.A.
             Certificate.

             Computer System: Hardware: _______________ Software: ______________
             Names of persons placing orders with PVPL: ________________________
             ___________________________________________________________________
             Names of veterinarians (other than partners listed above) in the practice:

             __________________________________________________________________.

8.  Bank name and address: _____________________________________________________

    Bank phone number: _________________________________________________________

    Contact person at the Bank: ________________________________________________

9. Exact name of Individual, Partnership, or Corporation to whom stock certificate is to be issued: __
    ___________________________________________________________________________.

                                      A2-1

                                   EXHIBIT A3

                             SUBSCRIPTION AGREEMENT

                     PROFESSIONAL VETERINARY PRODUCTS, LTD.

Professional Veterinary Products, Ltd.
10077 South 134th St.
Omaha, Nebraska 68138

Ladies and Gentlemen:

    1. SUBSCRIPTION. Subject to acceptance by the Company, the undersigned hereby subscribes to purchase one share of Common Stock (the "Stock"), par value $1.00, indicated below in accordance with the terms of this Agreement, and the Prospectus of the Company dated October 19, 1999, relating to the Stock.

    THIS SUBSCRIPTION MAY BE REJECTED BY THE COMPANY IN ITS SOLE DISCRETION.

    2. REPRESENTATIONS AND WARRANTIES. The undersigned represents and warrants to the Company as follows:

        (a) The undersigned has received the Prospectus.

        (b) The undersigned is: ____________ an individual licensed veterinarian; or ____________ any lawful form of business entity established to deliver veterinary services and/or products in which all medical decisions are made by licensed veterinarians. (Please check appropriate status).

    3.  MISCELLANEOUS.

        (a) The undersigned agrees not to transfer or assign this Agreement, or any of the undersigned's interest herein, and further agrees that the transfer or assignment of the Stock acquired pursuant hereto shall be made only in accordance with the Articles of Incorporation and Bylaws of the Company and all applicable laws.

        (b) Notwithstanding any of the representations, warranties, acknowledgments, or agreements made herein by the undersigned, the undersigned does not thereby or in any other manner waive any rights granted to the undersigned under federal or state securities laws.

        (c) This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

        (d) This Agreement shall be enforced, governed, and construed in all respects in accordance with the laws of the State of Nebraska without regard to its conflicts of laws provisions.

        (e) Upon request from the Company, the undersigned agrees to provide such information and to execute and deliver such documents as reasonably may be necessary to comply with any and all laws and ordinances to which the Company is subject.

    4. SUBSCRIPTION AND METHOD OF PAYMENT. There are three payment plans from which to choose, please check the appropriate plan. The second and third payment plans are not available to investors located in Nebraska. The undersigned hereby subscribes for the Stock as follows:

    Plan 1: ____________ One payment for the full $3,000 cost of the share.

    Plan 2: ____________ Three installments of $1,000 each, with the second and third installments due thirty and sixty days after the first installment is paid.

                                      A3-1

    Plan 3: ____________ An initial payment of $500 with the $2,500 balance paid on a 12 month installment payment schedule with 8% interest. Each month the Company will send an invoice reflecting the principal and interest of $217.43 due. Payment is due 10 days following the date of such invoice and the Company's stated finance charge will be assessed for any payments received thereafter. There is no prepayment penalty.

    ALL SUBSCRIPTIONS ARE SUBJECT TO ACCEPTANCE BY THE COMPANY AND MAY BE REJECTED BY THE COMPANY IN ITS SOLE DISCRETION.

                                      A3-2

                               TYPE OF OWNERSHIP
                                  (Check One)

                 Individual (One signature required)
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                 Limited Liability Company
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                 Corporation
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                 Partnership
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                 Other--please designate below.
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                 Please print here the exact name (registration)
                 investor desires for Stock.

                                      A3-3

                                 SIGNATURE PAGE
                            FOR INDIVIDUAL INVESTORS

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       Signature

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       Social Security Number

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       Print or Type Name

       Residence Address:

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       Executed at:

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       City

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       State

       this
       ---------- day of
       ---------------------------,
       -----------.

                                   Mailing Address:

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       SUBSCRIPTION ACCEPTED:
       PROFESSIONAL VETERINARY PRODUCTS, LTD.

       By:
       -----------------------------------------------
                Dr. Lionel L. Reilly, President

       Date:
       ---------------------------------------------

                                      A3-4

                                    SIGNATURE PAGE
             FOR PARTNERSHIP, CORPORATE OR OTHER BUSINESS ENTITY INVESTORS

       Name of partnership, corporation or other business entity (please print or type)

       By: ______________________________________________________________
                        (Signature of authorized agent)

       Title: ___________________________________________________________
       Taxpayer Identification No.: _____________________________________

       Address of Principal Partnership,
         Corporate or Business Office:

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       Mailing Address, if different:

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       Attention:

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       Executed at ______________ effective this ____ day of ______________, ____.

SUBSCRIPTION ACCEPTED:
PROFESSIONAL VETERINARY PRODUCTS, LTD.

By:
----------------------------------------
         Dr. Lionel L. Reilly, President

Date:
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                                      A3-5

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